ANGLO AMERICAN

RECEIVED
2006 NOV 17 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of Americ

06018584

SUPPL

6 November, 2006

NOV 14 2006
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 31 October – 6 November

Director/PDMR intererests

- Butterfield Trust – 30 Oct & 3 Nov

Other

- Appointment of new CEO – Cynthia Carroll – 31 Oct
- Proposed final dividend dates (div 16) – 1 Nov

PROCESSED
NOV 21 2006
THOMSON FINANCIAL

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant

Encs - 40 copies

dlw 11/20

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 20,963,403 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
23 October 2006	15,675
24 October 2006	32,300
25 October 2006	23,500
26 October 2006	5,900
27 October 2006	3,000

The Company was advised of these transactions on 27 October 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Nick Jordan
Company Secretary
30 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 30 October 2006 an independent company purchased 222,000 ordinary shares of the Company at prices between £23.58 and £23.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 30 October 2006 at prices between £23.44 and £23.89 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 31,466,396 ordinary shares in treasury, and has 1,510,187,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 32,101,964 ordinary shares, representing 2.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

G A Wilkinson
Deputy Secretary
Anglo American plc
31 October 2006

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Cynthia Carroll to the Board

The Company announced the appointment of Mrs Carroll on 24 October 2006.

As required by Rule 9.6.13 of the UKLA Listing Rules, the Company confirms there are no details to be disclosed in relation to paragraphs (2) to (6). Details of Mrs Carroll's quoted company appointments were given in the announcement of 24 October 2006.

N Jordan
Company Secretary
31 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 31 October 2006 an independent company purchased 630,000 ordinary shares of the Company at prices between £23.14 and £23.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 31,466,396 ordinary shares in treasury, and has 1,510,187,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 32,731,964 ordinary shares, representing 2.17 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
1 November 2006

Press Release

ANGLO AMERICAN plc

Proposed Final Dividend Dates
(Dividend no 16)

Please note that the dates in respect of the final dividend for the year to 31 December 2006 are currently scheduled as follows:

	2007
Announcement date (including Rand currency conversion rate)	Wednesday 21 February
Last day to effect removals between the UK & SA Registers	Tuesday 20 February
Last date to trade on the JSE to qualify for dividend:	Friday 9 March
Ex-dividend JSE:	Monday 12 March
Ex-dividend LSE:	Wednesday 14 March
Record date (UK & SA Registers):	Friday 16 March
US$:£/€ currency conversion Announced:	Tuesday 20 March
Removals between the UK & SA registers permissible from	Tuesday 20 March
Last day for receipt of DRIP Mandates by CSDPs:	Tuesday 10 April
Last day for receipt of DRIP Mandates by the UK & SA Registrars:	Thursday 12 April
Dividend warrants mailed:	Wednesday 2 May
Payment date:	Thursday 3 May

Note: the final dividend is subject to the approval of shareholders at the Annual General Meeting scheduled for Tuesday 17 April 2007

Any changes to the abovementioned dates will be notified.

G A Wilkinson
Deputy Secretary

1 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 1 November 2006 an independent company purchased 510,000 ordinary shares of the Company at prices between £23.87 and £24.28 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 1 November 2006 at prices between £23.87 and £24.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 31,716,396 ordinary shares in treasury, and has 1,509,937,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 33,241,964 ordinary shares, representing 2.2 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary
Anglo American plc
2 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 2 November 2006 an independent company purchased 528,300 ordinary shares of the Company at prices between £23.80 and £24.51 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 550,000 of its ordinary shares on 2 November 2006 at prices between £23.91 and £24.24 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 32,266,396 ordinary shares in treasury, and has 1,509,387,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 33,770,264 ordinary shares, representing 2.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
3 November 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 20,885,422 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
30 October 2006	0
31 October 2006	32,700
1 October 2006	7,781
2 October 2006	33,500
3 October 2006	4,000

The Company was advised of these transactions on 3 November 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
3 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 3 November 2006 an independent company purchased 387,000 ordinary shares of the Company at prices between £23.82 and £24.24 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 275,000 of its ordinary shares on 3 November 2006 at prices between £23.84 and £24.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 32,541,396 ordinary shares in treasury, and has 1,509,112,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 34,157,264 ordinary shares, representing 2.26 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
6 November 2006